August 11, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eHealth, Inc.
File No 333-133526

Ladies and Gentlemen:

Attached for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) covering the registration of shares of common stock of eHealth, Inc. (the “Registrant”), together with related exhibits. The Registrant will retain a fully executed copy of the Registration Statement for a period of not less than five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3 and (ii) three hard copies of Amendment No. 3 which are marked to show changes to the Registration Statement filed on June 28, 2006.

Please call the undersigned at (650) 321-2400 should you have any questions or comments with regard to this matter.

Very truly yours,

/s/ Amanda Galton
Amanda Galton

Attachment

cc:	Bennett L. Yee, Esq.

Caine T. Moss, Esq.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE, MENLO PARK, CA 94025 / PHONE: 650.321.2400 / FAX: 650.321.2800

MENLO PARK / BOSTON / NEW YORK / SAN DIEGO